Issuer Free Writing Prospectus dated January 15, 2008 to
Preliminary Prospectus dated January 14, 2008
Registration Statement No. 333-148655
Filed Pursuant to Rule 433
Pioneer Natural Resources Company
$440,000,000
aggregate principal amount of its
2.875% Convertible Senior Notes due 2038
     This term sheet relates only to the securities described below and should be read together with the preliminary prospectus dated January 14, 2008 (the “Preliminary Prospectus”) (including the documents incorporated by reference therein) relating to the securities before making a decision in connection with an investment in the securities. The information in this term sheet supersedes the information in the preliminary prospectus to the extent that it is inconsistent therewith. Terms used but not defined herein have the meanings ascribed to them in the preliminary prospectus.

Issuer:	Pioneer Natural Resources Company (NYSE: PXD)

Last sale price of PXD common stock:	$44.00 (January 15, 2008)

Aggregate principal amount offered:	$440 million

Over-allotment option:	13-day option, $60 million

Issue price:	100%

Underwriting discount and
estimated expenses:	Per Note		Total
	Without	With	Without	With
	Over-allotment	Over-allotment	Over-allotment	Over-allotment
Underwriting discounts and commissions	2.125%	2.125%	$9,350,000	$10,625,000
Expenses	0.158%	0.139%	$695,000	$695,000

Selling concession:	1.275% of the principal amount per note

Annual interest rate:	2.875% per year, accruing from January 22, 2008

Interest rate reduction after January 15, 2013:	Beginning on January 15, 2013, during any six-month period thereafter from January 15 to July 14 and from July 15 to January 14, if the average trading price of a note for the five consecutive trading days immediately preceding the first day of the applicable six-month interest period equals or exceeds 120% of the principal amount of the notes, the Issuer will reduce the 2.875% interest rate for the notes to 2.375% solely for the relevant interest period.

Maturity date:	January 15, 2038

Interest payment dates:	January 15 and July 15 of each year, beginning July 15, 2008

Record dates:	January 1 and July 1 of each year

Base conversion price:	Initially approximately $72.60 per share of common stock

Base conversion rate:	Initially 13.7741 shares of common stock per $1,000 principal amount of notes (subject to adjustment)

Incremental share factor:	Initially 8.9532 (subject to adjustment)

Daily conversion cap:	1/20th of 22.7273 shares of common stock (subject to adjustment)

CUSIP/ISIN::	723787 AH0 / US723787AH07

Adjustment to conversion rate upon a make-whole fundamental change:	Holders who convert their notes in connection with a make-whole fundamental change that occurs prior to January 15, 2013 are entitled to a make-whole premium in the form of an increase in the conversion rate for notes surrendered for conversion in connection with such fundamental change. The following table sets forth the stock price, effective date and number of additional shares to be added to the conversion rate per $1,000 principal amount of the notes.

The maximum number of shares issuable upon conversion as a result of such adjustment is 22.7273 shares per $1,000 principal amount of notes.
Number of Additional Shares

Stock Price
Effective Date	$44.00	$45.00	$50.00	$55.00	$60.00	$65.00	$70.00	$75.00	$80.00	$85.00	$90.00	$95.00	$100.00	$105.00	$110.00	$115.00	$120.00	$125.00	$130.00	$135.00	$140.00	$145.00
January 22, 2008	8.9532	8.6584	7.4596	6.6174	6.0289	5.6226	5.3485	4.8841	4.2348	3.7006	3.2570	2.8853	2.5714	2.3040	2.0744	1.8760	1.7033	1.5519	1.4184	1.3000	1.1945	1.0998
January 15, 2009	8.9532	8.6163	7.1223	6.1950	5.5523	5.1159	4.8297	4.3664	3.7274	3.2099	2.7870	2.4384	2.1487	1.9059	1.7007	1.5258	1.3758	1.2459	1.1328	1.0335	0.9458	0.8679
January 15, 2010	8.9532	8.5743	6.7546	5.7135	4.9963	4.5175	4.2136	3.7510	3.1258	2.6309	2.2361	1.9187	1.6615	1.4512	1.2777	1.1333	1.0120	0.9091	0.8211	0.7541	0.6790	0.6209
January 15, 2011	8.9532	8.5322	6.3577	5.1544	4.3259	3.7818	3.4507	2.9898	2.3870	1.9280	1.5770	1.3073	1.0984	0.9352	0.8065	0.7038	0.6290	0.5529	0.4965	0.4491	0.4087	0.3737
January 15, 2012	8.9532	8.4902	6.2918	4.5110	3.4802	2.8090	2.4241	1.9697	1.4163	1.0324	0.7684	0.5875	0.4630	0.3764	0.3151	0.2705	0.2371	0.2112	0.1903	0.1731	0.1584	0.1457
January 15, 2013	8.9532	8.4481	6.2259	4.4077	2.8926	1.6105	0.5116	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
The exact stock price and effective date may not be set forth on the table, in which case:
•	if the stock price is between two stock price amounts on the table above or the effective date is between two effective dates on the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock price amounts and the earlier and later effective dates based on a 365-day year, as applicable;

•	if the stock price is greater than $145.00 per share of common stock (subject to adjustment in the same manner as the stock price), no additional shares will be issued upon conversion; and

•	if the stock price is less than $44.00 per share of common stock (subject to adjustment in the same manner as the stock price), no additional shares will be issued upon conversion.

Other Offering Information

Trade date:	January 16, 2008

Settlement date:	January 22, 2008

Joint book-running managers:	Credit Suisse Securities (USA) LLC, UBS Securities LLC

Co-managers:	Banc of America Securities LLC BMO Capital Markets Corp. Deutsche Bank Securities Inc.
The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037 or UBS Securities LLC toll-free at 1-888-722-9555.
ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.